Second Request

Mail Stop 04-06

      March 22, 2005

Via U.S. Mail

Lindley S. Branson
Vice President and General Counsel
Webb Interactive Services, Inc.
1899 Wynkoop, Suite 600
Denver, CO  80202

Re:   	Webb Interactive Services, Inc.
      Form 8-K filed February 16, 2005
      File No. 000-28462

Dear Mr. Branson:

      As we indicated in our letter of February 17, 2005, we have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on February 16, 2005
1. Revise to state the date that the former accountant declined to stand for re-appointment, as required by Item 304(a)(1)(i) of Regulation S-B.
2. Revise your disclosures in the third paragraph in order to specifically identify the interim periods through the date of Ernst &
Young`s declination to stand for re-appointment, including the "subsequent interim periods" during which no reportable events, as defined in Item 304(a)(1)(iv)(B) of Regulation S-B occurred.
3. Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.
* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Any questions regarding the above should be directed to me at
(202) 942-1987, or in my absence, to Robert Benton at (202) 942-
1811.

Sincerely,


Tamara Tangen
      Staff Accountant
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Webb Interactive Services, Inc.
March 22, 2005
Page 1